UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number 33-57687

ATMOS ENERGY CORPORATION RETIREMENT SAVINGS PLAN AND TRUST
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

ATMOS ENERGY CORPORATION

Three Lincoln Centre, Suite 1800

5430 LBJ Freeway

Dallas, Texas 75240

(Name of issuer of the securities held

pursuant to the plan and the

address of its principal executive office)

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEAR ENDED DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Qualified Retirement Plans and Trusts Committee of the Atmos Energy Corporation Retirement Savings Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule to Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Dallas, Texas

June 20, 2012

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2011	2010
Assets
Investments, at fair value:
Common stock of Atmos Energy Corporation	$143,239,468	$124,555,479
Registered Investment Companies:
T. Rowe Price Balanced Fund	14,123,796	14,008,141
T. Rowe Price Spectrum Income Fund	9,301,596	8,669,161
T. Rowe Price Spectrum Growth Fund	24,144,059	25,405,127
T. Rowe Price Short-Term Bond Fund	3,923,595	3,468,474
T. Rowe Price U.S. Bond Index Fund	23,195,965	20,974,721
T. Rowe Price New Horizons Fund	17,506,826	16,566,001
T. Rowe Price Mid-Cap Value Fund	15,225,797	16,973,417
T. Rowe Price New America Growth Fund	16,372,981	11,294,484
T. Rowe Price Equity Income Fund	24,555,570	23,612,750
T. Rowe Price Equity Index 500 Fund	6,881,938	8,022,877
T. Rowe Price Growth Stock Fund	8,014,090	10,649,415
Harbor International Fund	23,787,781	26,783,284
T. Rowe Price Retirement 2005 Fund	248,088	80,748
T. Rowe Price Retirement 2010 Fund	791,662	708,061
T. Rowe Price Retirement 2015 Fund	1,976,617	2,082,587
T. Rowe Price Retirement 2020 Fund	3,701,508	2,883,462
T. Rowe Price Retirement 2025 Fund	1,988,493	1,883,167
T. Rowe Price Retirement 2030 Fund	2,439,513	2,007,834
T. Rowe Price Retirement 2035 Fund	1,889,416	1,567,318
T. Rowe Price Retirement 2040 Fund	1,543,211	1,281,573
T. Rowe Price Retirement 2045 Fund	1,810,698	1,444,631
T. Rowe Price Retirement 2050 Fund	1,021,973	759,724
T. Rowe Price Retirement 2055 Fund	398,123	219,310
T. Rowe Price Retirement Income Fund	324,464	50,974
Common/Collective Trust:
T. Rowe Price Stable Value Common Trust Fund	18,512,900	16,287,783
Common stock of Entergy Corporation	115,032	111,536
Common stock of Frontier Communications
Corporation, Class B	118,810	286,756

Total investments	367,153,970	342,638,795
Receivables:
Participant contributions	659,783	643,005
Company contributions	785,394	382,617
Due from broker	24,236	35,495
Notes receivable from participants	16,450,864	15,161,034

Total receivables	17,920,277	16,222,151

Net assets available for benefits, at fair value	385,074,247	358,860,946
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(645,631)	(588,709)

Net assets available for benefits	$384,428,616	$358,272,237

See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2011

Additions to Net Assets
Investment income (loss):
Net depreciation in fair value of investments	$(169,923)
Dividends on common stock	5,624,588
Dividends on registered investment companies	6,889,089
Dividends on common/collective trust	509,669

Total investment income	12,853,423

Other Income
Interest received on participant loans	891,214

Contributions:
Participants	18,738,554
Company — noncash	10,117,952
Company — cash	395,789
Rollovers	431,015

Total contributions	29,683,310

Transfer from Atmos Energy Corporation Savings Plan for MVG Union Employees	75,592

Total additions to net assets	43,503,539

Deductions from Net Assets
Distributions to participants	17,124,635
Administrative expenses	222,525

Total deductions from net assets	17,347,160

Net increase in net assets available for benefits	26,156,379
Net assets available for benefits at beginning of year	358,272,237

Net assets available for benefits at end of year	$384,428,616

See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

1. Description of the Plan

The following brief description of the Atmos Energy Corporation Retirement Savings Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more detailed description of the Plan’s provisions.

General

The Plan is a trusteed defined contribution retirement benefit plan offered to eligible employees of Atmos Energy Corporation (the Company, Atmos Energy or Plan Sponsor). The Plan is to continue for an indefinite term and may be amended or terminated at any time by the Board of Directors of Atmos Energy (the Board). The Plan is administered by the Qualified Retirement Plans and Trusts Committee (the Committee) which is appointed by the Board. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Substantially all employees of the Company (except employees covered by other agreements, leased employees and any employees covered by a collective bargaining agreement in which Plan participation has not been negotiated through good faith bargaining) (Participants) are automatically enrolled at 4% in the Plan. Participants have a 30-day period to opt out of automatic enrollment. After 30 days, if the participant has not opted out, salary deductions begin at the automatic enrollment level of 4%.

Contributions

Contributions to the Plan include contributions withheld by the Company on behalf of each Participant in an amount specified by the Participant pursuant to a salary reduction agreement, as well as matching and any discretionary Company contributions.

Participants are eligible to receive matching Company contributions after completing at least one year of service, effective on the first full pay period after which one year of service has been completed.

Participants are automatically enrolled in the Plan and are assigned a salary deferral rate of four percent, unless they affirmatively elect not to contribute to the Plan. Participants may elect a different deferral rate ranging from a minimum of one percent up to a maximum of 65 percent of eligible compensation, as defined by the Plan, not to exceed the maximum allowed by the Internal Revenue Code (the Code) ($16,500 in 2011 or $22,000 for those participants age 50 or older).

The Company contributes a matching Company contribution, in the form of Atmos Energy common stock, in an amount equal to 100 percent of each Participant’s salary reduction contribution, up to a maximum of four percent of such Participant’s eligible compensation, as defined by the Plan, for the Plan year. The Company’s matching contribution meets the current Internal Revenue Service (IRS) “Safe Harbor” definition. The Company may revoke or amend any Participant’s salary reduction agreement if necessary to ensure that (1) each Participant’s additions for any year will not exceed applicable Code limitations and (2) Company matching contributions will be fully deductible for federal income tax purposes.

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

In August 2010, the Board approved a proposal to close the Pension Account Plan, a defined benefit plan that covers substantially all employees, to new participants effective October 1, 2010. All new employees hired on or after October 1, 2010 will participate in the Plan, which has been enhanced, effective January 1, 2011 (the enhanced Plan). Employees who participated in the Pension Account Plan as of October 1, 2010 were allowed to make a one-time election to migrate from that plan into the enhanced Plan, effective January 1, 2011. Under the enhanced Plan, participants receive a fixed annual contribution of four percent of eligible compensation to their Plan account in the form of a cash contribution in which they are fully vested after three years of service. Participants continue to be eligible for Company matching contributions of up to four percent of their eligible compensation in which they are fully vested immediately. During the year ended December 31, 2011, the Company made a fixed annual contribution for enhanced Plan participants of $395,789 of which $389,394 was recorded as contributions receivable at December 31, 2011.

The Plan also provides that a discretionary contribution may be made at the option of the Board and in an amount determined annually by the Board. No discretionary contribution was made to the Plan in 2011.

Employee contributions and the Company’s matching contributions are immediately and fully vested. Company contributions made under the enhanced Plan are fully vested after three years of service.

Investment Options

The Plan allows Participant salary reduction contributions to be invested among a variety of registered investment companies, one common/collective trust and Atmos Energy common stock.

The Atmos Stock Fund, consisting of Atmos Energy common stock, is participant directed. All Company matching and discretionary contributions are directed into this fund. All Participant and Company contributions made to this fund, both Participant directed and Company matching and discretionary, are allowed to be diversified at any time after the contribution is made into one or more of the other investment options offered by the Plan.

The Plan’s investments in the common stock of Entergy Corporation and Frontier Communications Corporation (formerly Citizens Communications) are held in separate accounts within the Plan. These accounts were established to accommodate employees who elected to hold these investments when they transferred their accounts into the Plan from a predecessor plan following an acquisition. These accounts were established as frozen accounts where the funds could be liquidated but no new stock added.

Distributions to Participants

Dividends received on Atmos Energy common stock are automatically reinvested in Atmos Energy common stock. However, a Participant may elect to have his or her dividends paid in cash. This election may be made at any time during the period beginning on the first business day on or after the dividend record date and ending at a time specified by the Committee on the last business day preceding the dividend payout date. Cash dividends received on Atmos Energy common stock, in accordance with the Plan, must be distributed to Participants no later than 90 days after the Plan’s year end. Currently, the dividends are distributed quarterly. Once a Participant elects to receive his or her dividends in cash, the election will remain in effect until the election is changed.

In the event of retirement, death, termination due to disability or termination of employment for another reason, a Participant, or beneficiary in the event of death, is entitled to withdraw the entire amount from his or her account.

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

Effective January 1, 2009, at the time of termination, Participants who do not have Plan loans outstanding are entitled to take one or more partial distributions from his or her account.

Withdrawals from a Participant’s salary reduction account are allowed upon proof of financial hardship meeting IRS “Safe Harbor” definitions. If elected, subsequent to the Participant attaining age 59 1/2, withdrawals may be made from a Participant’s salary reduction account as well as the Company matching and discretionary account. Withdrawals from the Atmos Energy Stock Fund may be in the form of Atmos Energy common stock or cash, as determined by the Committee. However, a Participant has the right to have withdrawals made in the form of Atmos Energy common stock upon written notice by the Participant.

A Participant may elect to receive an annual distribution of Company matching or discretionary contributions made to his or her account prior to January 1, 1999 and which were allocated to his or her account at least two years prior to such election. These annual elections are made as of January 1. The annual distribution from the Plan is normally made in February of the following year. Company matching or discretionary contributions made after January 1, 1999 meet the current IRS “Safe Harbor” definition and are not eligible for in-service withdrawal.

Loans to Participants

A Participant may borrow up to the lesser of $50,000 or 50 percent of his or her account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions over periods of up to 5 years for general purpose loans or 15 years for primary residence loans. The interest rate is the U.S. prime rate plus 2 percent and is fixed over the life of the loan. A Participant may have a maximum of two loans outstanding at any one time.

If a Participant has an outstanding loan in force and terminates his or her employment, the Participant may elect to continue to pay the loan according to the payment schedule that was set up at the time the loan was initiated. If this option is elected, the Participant must also leave his or her account balance in the Plan. A second option is that the Participant may elect to have the outstanding loan balance treated as a distribution from the Plan. A third option is that the Participant may repay the loan in full within the date range established by IRS rules.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will terminate and the trust will be liquidated, unless the Plan is continued by a successor. Upon such liquidation, all accounts will be distributed to the Participants.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Basis of Comparison

Certain prior-year amounts have been reclassified to conform with the current-year presentation.

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. The most significant estimate includes fair value measurements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at fair value based on published market prices which represent the net asset value of shares held by the Plan at year end. Investments in common stock are valued at fair value based on quoted market prices. The fair value of investments in the common/collective trust (CCT) is determined periodically by T. Rowe Price Trust Company (T. Rowe Price) based upon the current fair value of the underlying assets of the fund based on quoted market prices.

Investment contracts held within the CCT, which primarily include investments in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks and other financial institutions are reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the CCT, as well as the adjustment of the investment in the CCT from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the measurement date.

Purchases and sales of securities are recorded on a trade date basis. Investment income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average historical cost method. Capital gains and losses are included in interest and dividend income.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their remaining outstanding balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.

Subsequent Events

We have evaluated subsequent events from the December 31, 2011 statement of net assets available for benefits date through the date these financial statements were filed with the Securities and Exchange Commission (SEC). Other than those described in Note 7, no events occurred subsequent to the statement of net assets available for benefits date that would require recognition or disclosure in the financial statements.

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

New Accounting Pronouncements

For periods beginning after December 15, 2011, a new accounting pronouncement will become applicable to the Plan which includes guidance that will change certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The adoption of this standard should not impact the Plan’s statement of net assets available for benefits or statement of changes in net assets available for benefits as the Plan does not currently have any Level 3 fair value measurements.

3. Administration of the Plan and Plan Assets

The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the appointment of the Board without compensation from the Plan. Certain administrative functions are performed by employees of the Company. No employee of the Company receives compensation from the Plan.

In accordance with the Plan, the Company has appointed the Committee as Trustee of the Plan. The Trustee may be removed at the discretion of the Board. The Trustee shall vote any common stock held in the trust in accordance with directions received from the Participants or at its discretion if there are no such directions. The Plan’s assets are held by T. Rowe Price, the custodian and recordkeeper of the Plan.

All administrative expenses of the Plan are paid by the Company except for processing fees related to loans to participants, which are paid by the Participant.

4. Fair Value Measurements

Authoritative accounting literature establishes a fair value hierarchy that prioritizes the inputs used to measure fair value based on observable and unobservable data. The hierarchy categorizes the inputs into three levels, with the highest priority given to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority given to unobservable inputs (Level 3). The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The levels of the hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset is defined as a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The Plan’s Level 1 measurements consist of registered investment companies (mutual funds) and corporate stock.

Level 2 — Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable for the asset as of the reporting date. These inputs are derived principally from, or corroborated by, observable market data. The Plan’s Level 2 measurements consist of a common/collective trust. The fair value of investments in the common/collective trust is determined periodically by T. Rowe Price based upon the current fair value of the underlying assets of the fund based on quoted market prices.

Level 3 — Unobservable inputs that are supported by little, if any, market activity and are significant to the fair value of the assets as of the measurement date. Currently, the Plan has no assets recorded at fair value that would qualify for Level 3 reporting.

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Balanced funds	$14,123,796	$—	$—	$14,123,796
Income funds	9,626,060	—	—	9,626,060
Bond funds	27,119,560	—	—	27,119,560
Growth funds	66,037,956	—	—	66,037,956
Blend funds	6,881,938	—	—	6,881,938
Value funds	39,781,367	—	—	39,781,367
Target date funds	17,809,302			17,809,302
International funds	23,787,781	—	—	23,787,781
Corporate stock	143,473,310	—	—	143,473,310
Common/collective trust	—	18,512,900	—	18,512,900

Total assets at fair value	$348,641,070	$18,512,900	$—	$367,153,970

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Balanced funds	$14,008,141	$—	$—	$14,008,141
Income funds	8,720,135	—	—	8,720,135
Bond funds	24,443,195	—	—	24,443,195
Growth funds	63,915,027	—	—	63,915,027
Blend funds	8,022,877	—	—	8,022,877
Value funds	40,586,167	—	—	40,586,167
Target date funds	14,918,415			14,918,415
International funds	26,783,284	—	—	26,783,284
Corporate stock	124,953,771	—	—	124,953,771
Common/collective trust	—	16,287,783	—	16,287,783

Total assets at fair value	$326,351,012	$16,287,783	$—	$342,638,795

5. Investments

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

During 2011, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices for common stocks and published market prices for registered investment companies as follows:

Atmos Energy Corporation Common Stock	$8,746,347
Registered Investment Companies:
T. Rowe Price Balanced Fund	(247,106)
T. Rowe Price Spectrum Income Fund	(45,280)
T. Rowe Price Spectrum Growth Fund	(1,130,552)
T. Rowe Price Short-Term Bond Fund	(33,427)
T. Rowe Price U.S. Bond Index Fund	806,140
T. Rowe Price New Horizons Fund	(1,124,849)
T. Rowe Price Mid-Cap Value Fund	(1,467,777)
T. Rowe Price New America Growth Fund	(837,111)
T. Rowe Price Equity Income Fund	(634,931)
T. Rowe Price Equity Index 500 Fund	81,760
T. Rowe Price Growth Stock Fund	52,152
Harbor International Fund	(3,483,724)
T. Rowe Price Retirement 2005 Fund	(2,997)
T. Rowe Price Retirement 2010 Fund	(15,073)
T. Rowe Price Retirement 2015 Fund	(51,370)
T. Rowe Price Retirement 2020 Fund	(143,567)
T. Rowe Price Retirement 2025 Fund	(67,989)
T. Rowe Price Retirement 2030 Fund	(108,439)
T. Rowe Price Retirement 2035 Fund	(94,911)
T. Rowe Price Retirement 2040 Fund	(75,166)
T. Rowe Price Retirement 2045 Fund	(97,499)
T. Rowe Price Retirement 2050 Fund	(51,280)
T. Rowe Price Retirement 2055 Fund	(23,323)
T. Rowe Price Retirement Income Fund	(11,070)
Common Stock of Entergy Corporation	3,496
Common Stock of Frontier Communications Corporation, Class B	(112,377)

$(169,923)

6. Party-in-Interest Transactions

Certain Plan investments in registered investment companies and a common/collective trust fund are managed by T. Rowe Price. T. Rowe Price is the custodian and recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in Atmos Energy common stock. Because the Company is the Plan sponsor, transactions involving Atmos Energy common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules. At December 31, 2011 and 2010, the Plan held 4,295,037 and 3,992,163 shares of Atmos Energy common stock and received $5,624,588 in dividends from Atmos Energy common stock during 2011.

At December 31, 2011 and 2010 the percentage of the Plan’s investments held in the Company’s common stock was 39.0% and 36.4%.

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

7. Income Tax Status

The Plan has received a determination letter from the IRS dated November 1, 2002 stating that the Plan is qualified under Section 401(a) of the Code; therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

In January 2008, the Plan submitted an application with the IRS to receive a new determination letter stating that the Plan is qualified under Section 401(a) of the Code. On March 5, 2012, the Plan received a determination letter from the IRS stating the Plan is qualified under Section 401(a) of the Code. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

8. Reconciliation of the Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$384,428,616	$358,272,237
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	645,631	588,709

Net assets available for benefits per the Form 5500	$385,074,247	$358,860,946

The following is a reconciliation of the net increase in net assets available for benefits for the year ended December 31, 2011 per the financial statements to the Form 5500:

Year ended December 31, 2011
Net increase in net assets available for benefits per the financial statements	$26,156,379
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	56,922

Net increase in net assets available for benefits per the Form 5500	$26,213,301

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

Form 5500, SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 75-1743247

PLAN NUMBER: 002

December 31, 2011

		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date,		(e)
	borrower, lessor	rate of interest, collateral,	(d)	Current
(a)	or similar party	par or maturity value	Cost	value

*	Atmos Energy Corporation	Common stock; 4,295,037 shares ***	**	$143,239,468
*	T. Rowe Price Trust Company	Stable Value Common Trust Fund	**	18,512,900
*	T. Rowe Price Trust Company	Balanced Fund	**	14,123,796
*	T. Rowe Price Trust Company	Spectrum Income Fund	**	9,301,596
*	T. Rowe Price Trust Company	Spectrum Growth Fund ***	**	24,144,059
*	T. Rowe Price Trust Company	Short-Term Bond Fund	**	3,923,595
*	T. Rowe Price Trust Company	U.S. Bond Index Fund ***	**	23,195,965
*	T. Rowe Price Trust Company	New Horizons Fund	**	17,506,826
*	T. Rowe Price Trust Company	Mid-Cap Value Fund	**	15,225,797
*	T. Rowe Price Trust Company	New America Growth Fund	**	16,372,981
*	T. Rowe Price Trust Company	Equity Income Fund ***	**	24,555,570
*	T. Rowe Price Trust Company	Equity Index 500 Fund	**	6,881,938
*	T. Rowe Price Trust Company	Growth Stock Fund	**	8,014,090
	Harbor Capital Advisors, Inc.	Harbor International Fund ***	**	23,787,781
*	T. Rowe Price Trust Company	Retirement 2005 Fund	**	248,088
*	T. Rowe Price Trust Company	Retirement 2010 Fund	**	791,662
*	T. Rowe Price Trust Company	Retirement 2015 Fund	**	1,976,617
*	T. Rowe Price Trust Company	Retirement 2020 Fund	**	3,701,508
*	T. Rowe Price Trust Company	Retirement 2025 Fund	**	1,988,493
*	T. Rowe Price Trust Company	Retirement 2030 Fund	**	2,439,513
*	T. Rowe Price Trust Company	Retirement 2035 Fund	**	1,889,416
*	T. Rowe Price Trust Company	Retirement 2040 Fund	**	1,543,211
*	T. Rowe Price Trust Company	Retirement 2045 Fund	**	1,810,698
*	T. Rowe Price Trust Company	Retirement 2050 Fund	**	1,021,973
*	T. Rowe Price Trust Company	Retirement 2055 Fund	**	398,123
*	T. Rowe Price Trust Company	Retirement Income Fund	**	324,464
	Entergy Corporation	Common stock; 1,575 shares	**	115,032
	Frontier Communications	Common stock; 23,070 shares	**	118,810
*	Participant Loans	Interest rates from 5.25% to 11.00%	-0-	16,450,864

				$383,604,834

*	Indicates party-in-interest to the Plan
**	Cost information in column (d) is not required for participant-directed investments
***	Indicates investment that represents 5 percent or more of the Plan’s net assets available for benefits

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Qualified Retirement Plans and Trusts Committee, the Trustee, of the Atmos Energy Corporation Retirement Savings Plan and Trust, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATMOS ENERGY CORPORATION RETIREMENT SAVINGS PLAN AND TRUST

By:	/s/ FRED E. MEISENHEIMER
Fred E. Meisenheimer Chairman of the Qualified Retirement Plans and Trusts Committee

June 20, 2012

EXHIBITS INDEX

Exhibit
Number	Description	Page Number or Incorporation by Reference to
4	Instruments defining rights of security holders:

	(a) Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2011)	Exhibit 4(a) to Form 11-K dated June 21, 2011 (File No. 33-57687)

23.1	Consent of Independent Registered Public Accounting Firm, Whitley Penn LLP